UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER
03211P103

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AmpliPhi Biosciences Corporation

Full Name of Registrant

Former Name if Applicable

4870 Sadler Road, Suite 300

Address of Principal Executive Office (Street and Number)

Glen Allen, Virginia 23060

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AmpliPhi Biosciences Corporation (the “Registrant”) is unable to file, without unreasonable effort or expense, its quarterly report on Form 10-Q for the quarter ended June 30, 2014. Additional time is needed for the Registrant to complete additional analysis regarding the valuation of embedded derivative features in the Registrant’s Series B preferred stock and certain warrants previously issued by the Registrant.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Bosher	(804)	205-5069
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is continuing its analysis of the accounting for and classification of the Registrant’s Series B Preferred Stock, promissory notes and warrants, as derivative instruments. Among other changes, the Registrant anticipates that the reclassification of deemed dividends on its Series B Preferred Stock will increase net income available for common shareholders and require a reclassification between additional paid-in capital and accumulated deficit. These are non-cash items. The change in valuation methodology for the valuation of warrants and derivatives associated with the Registrant’s Series B Preferred Stock is expected to result in additional non-cash expenses to the Registrant.

AmpliPhi Biosciences Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2014	By	/s/ David E. Bosher
David E. Bosher
Chief Financial Officer